						EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(dollars in millions, except ratio information)

	Fiscal Years Ended December 31,					Nine Months Ended September 30,
	2004	2005	2006	2007	2008	2009
	Adjusted (b)				Adjusted (a)
Income from continuing operations
before income taxes	530.5	640.7	720.9	802.3	785.7	681.4
Fixed Charges:
Interest on long-term and
short-term debt including
amortization of debt expense	120.9	34.4	47.8	56.6	72.0	48.2

Portion of rental expense as can be
demonstrated to be representative
of the interest factor	35.5	39.9	43.6	53.0	58.4	45.8

Total fixed charges	156.4	74.3	91.4	109.6	130.4	94.0

Earnings before income taxes and
fixed charges	686.9	715.0	812.3	911.9	916.1	775.4

Ratio of earnings to fixed charges	4.39	9.62	8.89	8.32	7.03	8.25

(a)	In accordance with authoritative guidance in connection with noncontrolling interests in subsidiaries that became effective
January 1, 2009, the amounts reported for 2008 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 12, "New Accounting Pronouncements," in Notes to Unaudited Condensed Consolidated Financial
Statements.

(b)	In accordance with authoritative guidance in connection with accounting for convertible debt instruments that may be settled in cash upon conversion that became effective January 1, 2009, the amounts reported for 2004 have been retrospectively adjusted. Retrospective adoption was required as discussed in Note 12, "New Accounting Pronouncements," in Notes
to Unaudited Condensed Consolidated Financial Statements.